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SEC Mail Processing Section
MAR 26 2018
Washington DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51124

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Growth Partners Investment Banking

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

31 Flintlock Lane
(No. and Street)

Bell Canyon	CA	91307
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Knakal — (818) 713-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Gaudette, CPA
(Name – *if individual, state last, first, middle name*)

21320 Provincial Blvd., #100	Katy	TX	77450
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Jeffrey Knakal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Growth Partners Investment Banking of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

SEE ATTACHED JURAT

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ~~_____~~
2 ~~_____~~
3 ~~_____~~
4 ~~_____~~
5 ~~_____~~
6 ~~_____~~

Signature of Document Signer No. 1 — *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

HEATHER ALLEN
Notary Public - California
Los Angeles County
Commission # 2196496
My Comm. Expires May 11, 2021

Seal
Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me on this 16 day of March, 2018,
Date *Month* *Year*
by
(1) Jeffrey R. Kraka l
(and (2) __________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature __________
Signature of Notary Public

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: __________ **Document Date:** __________

Number of Pages: _____ **Signer(s) Other Than Named Above:** __________

GROWTH PARTNERS, INC.

DBA: Growth Partners Investment Banking

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Therein

(Prefaced by Form X-17A-5 Facing Page)

For the Fiscal Year-Ended:

December 31, 2017

CONTENTS

Bryant A. Gaudette, CPA

INDEPENDENT AUDITOR'S REPORT

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors
Growth Partners Investment Banking
31 Flintlock Lane
Bell Canyon CA 91307

Opinion on The Financial Statements

We have audited the statement of financial condition of Growth Partners Investment Banking (the "Company") as of December 31, 2017, the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended, December 31, 2017, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the Company's financial statements based on the audit. We conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and statement related to SIPC reconciliation, if applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Bryant A. Gaudette, CPA

Bryant A. Gaudette

We have served as Growth Partners Investment Banking's auditor since December 31, 2017.

Katy, TX 77450

March 13, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

GROWTH PARTNERS, INC.

Statement of Financial Condition

As of and for the Year-Ended December 31, 2017

Current Assets		
Cash	55,289	
Total Current Assets	55,289	
TOTAL ASSETS		**55,289**
Current Liabilities	0	
Total Liabilities	0	
Equity		
Paid in Capital	424,423	
Retained Earnings	3,460,067	
Draw	(3,829,201)	
Total Equity	55,289	
Total Liabilities & Equity		**55,289**

The accompanying notes are an integral part of these financial statements.

GROWTH PARTNERS, INC.

Statement of Income

As of and for the Year-Ended December 31, 2017

Income	
Sales	303,691
Total Income	303,691
Gross Profit	303,691
General & Administrative Expenses	
(See Schedule A)	(104,883)
Net Income / (Loss)	**198,808**

SCHEDULE A:

G&A Expenses

Bank & Credit Fees	337
Postage	425
Printing	131
Rent	17,800
Supplies	4,446
Communications	3,272
Operating Expenses	9,494
Administrative Expenses	6,655
Information & Research	4,955
Marketing Program	10,679
Travel	10,023
Promotion Expense	3,246
Donations	0
Employee Benefit	18,733
Professional Fees	2,750
Maintenance & Upgrades	1,129
Transportation	8,135
Consulting	0
Regulatory Fees	1,850
Tax Expense	823
Total Expenses	**104,883**

The accompanying notes are an integral part of these financial statements.

GROWTH PARTNERS, INC.

Statement of Changes in Financial Condition

As of and for the Year-Ended December 31, 2017

Cash Flow From Operating Activities	
Net Income	198,808
Cash Flow From Financing Activities	
Distributions Paid	(163,700)
Increase in Capital	0
Total Cash Flow – Financing Activity	(163,700)
Net Increase/Decrease in Cash	**35,108**
Cash: Beginning of Period	20,181
Cash: End of Period	55,289

The accompanying notes are an integral part of these financial statements.

GROWTH PARTNERS, INC.

Statement of Changes in Stockholder Equity

As of and for the Year-Ended December 31, 2017

	December 31, 2016	Changes	December 31, 2017
Paid in Capital	424,423	0	424,423
Retained Earnings	3,261,259	198,808	3,460,067
Drawings	(3,665,501)	(163,700)	(3,829,201)
Total Equity	**20,181**	**35,108**	**55,289**

The accompanying notes are an integral part of these financial statements.

GROWTH PARTNERS, INC.

Financial Statement Notes

As of and for the Year-Ended December 31, 2017

THE COMPANY

Growth Partners, Inc., dba Growth Partners Investment Banking was incorporated in December of 1994 in the State of New Jersey, and became registered as a Foreign Corporation in the State of California in April of 1998 (the "Firm"). In addition, The Growth Group became a fully registered Broker-Dealer with the NASD in 1998, which is now called FINRA.

The Firm is primarily engaged in providing consultative merger & acquisition advisement to middle market companies. Specifically, Growth Partners provides advisory services to companies seeking to purchase another company, or firm provides advisory services to companies seeking to an outright or partial sale. All of the transaction activity pertains to the institutional marketplace. At times, The firm will provide consultative advisement and advisory services to companies seeking to raise debt capital or equity capital from the institutional marketplace.

Growth Partners does not, or is not: 1) engaged in the underwriting of securities transactions, 2) conducts any activity with high net-worth individuals, 3) has or maintains customer accounts or funds of any type, and 4) anything other than an advisory firm. The Firm has only one principal, its President, Jeffrey R. Knakal.

CASH & CASH EQUIVALENTS

This account has been maintained by the Firm with Wells Fargo Bank since 1997, and is in good standing with the Bank.

LIABILITIES

The Firm does not maintain any liabilities since all expenses are paid in cash as incurred, and no revolving debt or line of credit is maintained or is outstanding.

SHAREHOLDERS EQUITY

This account fully reconciles to the past and present capital investment and operating activities of the Firm, and is an accurate expression of Shareholders Equity.

(Additional Footnotes Follow)

GROWTH PARTNERS, INC.

Financial Statement Notes

As of and for the Year-Ended December 31, 2017

(CONTINUED)

Note: A: - ACCOUNTING INFORMATION SUMMARY

Organization

Growth Partners, (the Company) was incorporated in the State of New Jersey effective December, 1994, and became registered as a Foreign Corporation in the State of California on April 1, 1998. The Company has adopted a calendar year end. In addition, the firm became a fully registered Broker-Dealer with the NASD in 1998, which is now called FINRA.

Description of Business

The Company is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA, operating under **SEC Rule 15c3-3(k)(2)(i)**, which provides an exemption because of "Special Account for the Exclusive Benefit of Customers" maintained.

The Firm is primarily engaged in providing consultative merger & acquisition advisement to middle market companies. Specifically, the firm provides advisory services to companies seeking to purchase another company, or the firm provides advisory services to companies seeking to an outright or partial sale. All of the transaction activity pertains to the institutional marketplace. At times, the firm will provide consultative advisement and advisory services to companies seeking to raise debt capital or equity capital from the institutional marketplace.

The firm does not, or is not: 1) engaged in the underwriting of securities transactions, 2) conducts any activity with high net-worth individuals, 3) has or maintains customer accounts or funds of any type, and 4) anything other than an advisory firm. The Firm has only one principal, its President, Jeffrey R. Knakal.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Revenues are recorded by the Company on the settlement date based on prepared invoices.

GROWTH PARTNERS, INC.

Financial Statement Notes

As of and for the Year-Ended December 31, 2017

(CONTINUED)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2017, the Company did not have any components of Comprehensive Income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

Revenue concentrations exist as a function of the company's limited business of consultative advisement and advisory services to companies seeking merger & acquisition or other advisement.

Income Taxes

The Company is a limited liability company that has elected, with the consent of its shareholder to be taxed under the Internal Code as an "S" corporation. In lieu of corporation income taxes, the shareholder of an "S" corporation includes in his individual income tax return his proportionate share of the Company's taxable income or loss. Therefore, no provision, liability or benefit for federal or state income taxes has been included in the accompanying financial statements.

GROWTH PARTNERS, INC.

Financial Statement Notes

As of and for the Year-Ended December 31, 2017

(CONTINUED)

Note B: - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

Note C – RENT

The Company paid $17,800 in rent under a month-to-month lease agreement.

Note D: – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c-3-3(k)(2)(i).

Note E: - SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue in fiscal 2017.

Note F: - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 10, 2018, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

GROWTH PARTNERS, INC.

Computation of Net Capital

As of and for the Year-Ended December 31, 2017

Computation of Net Capital

Stockholder's Equity			$55,289
Non-Allowable Assets			
XX	0		
XX	0		
XX	0		
Total Non-Allowable Assets		$0	
Haircuts on Securities Positions			
Securities Haircuts	0		
Undue Concentration Charges	0		
Total Haircuts on Securities Positions		$0	
Net Allowable Capital			$55,289

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	5,000
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	5,000
Net Capital Requirement	5,000
Excess Net Capital	50,289

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$0
Percentage of Aggregate Indebtedness to Net Capital	n/a

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of [December 31, 2016]	55,289
Adjustments	
Increase (Decrease) in Equity	0
(Increase) Decrease in Non-Allowable Assets	0
(Increase) Decrease in Securities Haircuts	0
Net Capital per Audit	55,289
Reconciled Difference	n/a

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017, the Company had net capital of $55,289 which was $50,289 in excess of its required net capital of $5,000. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

GROWTH PARTNERS, INC.

Computation for Determination of

Reserve Requirement Pursuant to Rule 15c3-3

As of and for the Year-Ended December 31, 2017

Growth Partners, Inc., dba Growth Partners Investment Banking, being purely a mergers & acquisitions firm otherwise known as an Introducing Firm, does not receive or hold customer accounts, funds, securities, or otherwise, and does not function as a custodian in any form, and as such, operates under the 15c3-3(k)(2)(i) exemption, or equivalent exemptions related to the Computation for Determination of Reserve Requirement pursuant to Rule 15c3-3.

Given the content of the above statement, the firm is not subject to the reserve requirement computation."

GROWTH PARTNERS, INC.

Statement of Possession or Control

Requirements Under Rule 15c3-3

As of and for the Year-Ended December 31, 2017

Statement Related to Exemption

Growth Partners, Inc., dba Growth Partners Investment Banking, being purely a mergers & acquisitions firm otherwise known as an Introducing Firm, does not receive or hold customer accounts, funds, securities, or otherwise, and does not function as a custodian in any form, and as such, operates under the 15c3-3(k)(2)(i) exemption, or equivalent exemptions related to the Possession or Control Requirement provisions under Rule 15c3-3.

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(ii)]. There are no customer transactions and therefore no clearing is conducted. Given the content of the above statement, the Possession and Control Requirements are not subject to the accounting firm's review and audit."

GROWTH PARTNERS, INC.

Statement Related to Material Differences

(Related to Net Capital Computation & Reserve Requirements)

(A reconciliation including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3, and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3)

As of and for the Year-Ended December 31, 2017

In accordance with Rule 17a-5(d)(4), NO material differences exist between the audited Computation of Net Capital and the broker-dealer's (Growth Partners, Inc.) corresponding Unaudited Part II and Part IIA. As such, no reconciliation is needed or required."

Also, this audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

GROWTH PARTNERS, INC.

Statement of Material Differences

(Related to the Audited and Unaudited Statements & Consolidation)

(A reconciliation between the audited and unaudited statements of Financial Condition with respect to the methods of consolidation)

As of and for the Year-Ended December 31, 2017

There were no differences between the audited and unaudited financial reporting. In addition, the firm does not have subsidiaries, so methods of consolidation are not relevant.

GROWTH PARTNERS, INC.

SIPC Supplemental Report

Since Growth Partners, Inc., dba Growth Partners Investment Banking, did not have revenues exceeding $500,000 for fiscal 2017, there is no Agreed Upon Procedures (AUP) report included in this filing.

GROWTH PARTNERS, INC.

Statement of Material Inadequacies (Audits)

(A report describing an material inadequacies found to exist or found to have existed since the date of the previous audit)

As of and for the Year-Ended December 31, 2017

There were no material inadequacies found to exist, or found to have existed since the date of the previous audit.

BRYANT A. GAUDETTE, CPA

EXEMPTION REVIEW REPORT

15c3-3(k)(2)(i)

Jeffrey Knakal
Growth Partners Investment Banking
31 Flintlock Lane
Bell Canyon, CA 91307

Dear Jeffrey Knakal:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Growth Partners Investment Banking identified 15c3-3(k)(2)(i) as the provision under 17 C.F.R. § 15c3-3(k) under which Growth Partners Investment Banking claims exemption from 17 C.F.R. §240.15c3-3. Growth Partners Investment Banking stated that it has met the 15c3-3(k)(2)(i) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Growth Partners Investment Banking's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Growth Partners Investment Banking's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

BRYANT A. GAUDETTE, CPA

Bryant A. Gaudette

KATY, TX 77450

March 13, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

GROWTH PARTNERS

Los Angeles
5023 North Parkway Calabasas
Calabasas, California 91302

Investment Banking Perfected

T. 818-713-8000
Jeff@GrowthPartners.Net
www.GrowthPartners.Net

January 3, 2018

Mr. Bryant A. Gaudette
Certified Public Accountant
21320 Provincial Blvd. (Suite 200)
Katy, TX 77450

Re: Exemption Report Pursuant to SEC Rule 17a-5(d)(1)(i)(B)(2)

Dear Bryant:

To the best knowledge and belief, Growth Partners Investment Banking (CRD#: 45648):

1.) Claims exemption **15c3-3(k)(2)(i)** from 15c3-3;

2.) We have met the identified exemption from January 1, 2017 through December 31, 2017 without exception, unless noted in number three below;

3.) We have not exceptions to report this Fiscal Year 2017.

Sincerely,

Jeffrey R. Knakal
President
Growth Partners Investment Banking